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                            December 30, 2020

       Robert Verostek
       Senior Vice President and Chief Financial Officer
       Denny's Corporation
       203 East Main Street
       Spartanburg, South Carolina 29319-0001

                                                        Re: Denny's Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 25, 2019
                                                            Filed February 24,
2020
                                                            Form 8-K filed
October 27, 2020
                                                            File No. 0-18051

       Dear Mr. Verostek:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 10-K for the Fiscal Year Ended December 25, 2019

       Item 11. Executive Compensation, page 36

   1. We note that adjusted earnings per share growth and total shareholder return are two of the metrics used in
your compensation plan and that you made nearly $103 million in common stock
repurchases in 2019. In future filings, please discuss if and how the share repurchases affected
the manner in which the Compensation Committee set the relevant targets used in your
compensation plan and determined whether such targets were met.
 Robert Verostek
FirstName LastNameRobert Verostek
Denny's Corporation
Comapany30,
December  NameDenny's
              2020      Corporation
December
Page 2    30, 2020 Page 2
FirstName LastName
Consolidated Financial Statements
Note 4. Refranchisings and Acquisitions
Refranchisings, page F-20

2. Please revise to disclose the nature of the valuation technique(s) and inputs used in the fair value measurement of assets held for sale as of the date of the latest balance sheet. Refer to ASC 820-10-50-2(bbb).
Exhibits
Amended and Restated By-laws

3. We note that Article VIII of your Amended and Restated By-laws provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum
for    any derivative
         action or proceeding brought on behalf of the Corporation.    In
future filings, please
         clearly describe the provision in your disclosure, including any risks or other impact on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors'
         ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether this provision applies to actions arising under the
         Exchange Act and/or the Securities Act. In this regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If the provision applies to Securities
         Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Form 8-K filed October 27, 2020

Exhibits 99.1 and 99.2

4. Since adjusted free cash flow is a non-GAAP liquidity measure, please revise your disclosures to reconcile this measure to cash flows from operating activities and prominently present amounts for the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations.
5. Please retitle the non-GAAP measure total operating margin to better convey what it represents and so that it is not confusingly similar to operating income.
6. Refer to your non-GAAP presentations on pages 3, 24, 26, 29, 30 and 34 of your investor presentation and the comparable GAAP measures that are not presented until a GAAP to non-GAAP reconciliation in the appendix on the last two pages of this presentation (pages
 Robert Verostek
Denny's Corporation
December 30, 2020
Page 3
         37 and 38). Please tell us how you considered the guidance in Question
102.10 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, refer to Item 10(e)(1)(i)(A) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Rufus Decker at
(202) 551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at (202) 551-4515 or Erin Jaskot at (202) 551-3442 with any other questions.



FirstName LastNameRobert Verostek                          Sincerely,
Comapany NameDenny's Corporation
                                                           Division of
Corporation Finance
December 30, 2020 Page 3                                   Office of Trade &
Services
FirstName LastName